UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

George B. Hanna

Vice President and General Counsel

SecureWorks Corp.

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81374A105	Page 2 of 8

Names of reporting persons Michael R. Cote
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 799,983 shares of Class A Common Stock
	8	Shared voting power -0-
	9	Sole dispositive power 237,427 shares of Class A Common Stock
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 799,983 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.3%1/
14	Type of reporting person (see instructions) IN

1/	Based on 10,850,137 shares of Class A Common Stock outstanding as of April 24, 2017, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A for the Issuer’s 2017 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 12, 2017.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of SecureWorks Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Concourse Parkway NE Suite 500, Atlanta, Georgia 30328.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Michael R. Cote (the “Reporting Person”), who is the President and Chief Executive Officer and a member of the Board of Directors of the Issuer. The Reporting Person’s principal business address is c/o SecureWorks Corp., One Concourse Parkway NE Suite 500, Atlanta, Georgia 30328.

During the past five years, the Reporting Person has not been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

None of the shares of Class A Common Stock beneficially owned by the Reporting Person were acquired by purchase. All of such shares were received by the Reporting Person pursuant to compensatory equity incentive awards approved by the Issuer’s Board of Directors (the “Board”) and granted under the SecureWorks Corp. 2016 Long-Term Incentive Plan (the “2016 Plan”).

The information set forth in Item 4 is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

The Reporting Person became the beneficial owner of more than 5% of the outstanding Class A Common Stock upon his receipt on March 7, 2017 of a compensatory equity incentive award under the 2016 Plan approved by the Board and consisting of 116,388 time-based restricted shares of Class A Common Stock and 116,388 performance-based restricted shares of Class A Common Stock, as described below. As of May 17, 2017, the shares of Class A Common Stock beneficially owned by the Reporting Person consisted of the following compensatory equity incentive awards outstanding under the 2016 Plan:

•	562,556 restricted shares of Class A Common Stock subject to vesting in accordance with the terms of such awards, which include:

•	329,780 restricted shares of Class A Common Stock representing 80% of a grant of time-based restricted shares approved by the Board on April 22, 2016 in connection with the Issuer’s initial public offering, and awarded pursuant to the Issuer’s Restricted Stock Agreement for executives under the 2016 Plan;

•	116,388 restricted shares of Class A Common Stock representing 100% of a grant of time-based restricted shares approved by the Board on March 7, 2017, and awarded pursuant to the Issuer’s Restricted Stock Agreement for executives under the 2016 Plan; and

•	116,388 restricted shares of Class A Common Stock representing 100% of a grant of performance-based restricted shares approved by the Board on March 7, 2017, and awarded pursuant to the Issuer’s Performance-Based Restricted Stock Agreement for executives under the 2016 Plan;

•

177,836 shares of Class A Common Stock which the Reporting Person may acquire upon the exercise of vested stock options as of or within 60 days of May 17, 2017 representing 20% of a grant of options to purchase 889,183 shares of Class A Common Stock approved by the Board on April 21, 2016 in connection with the Issuer’s initial public offering, and awarded pursuant to the Issuer’s Nonqualified Stock Option Agreement for executives under the 2016 Plan; and

•	59,591 unrestricted shares of Class A Common Stock representing 20% of the grant of time-based restricted shares approved by the Board on April 22, 2016, as described above, that vested on April 22, 2017, less 22,854 shares delivered by the Reporting Person to the Issuer on April 25, 2017 in satisfaction of tax withholding obligations related to such vesting, in accordance with the 2016 Plan.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Class A Common Stock, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding stock options currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of restricted shares of Class A Common Stock, options to purchase shares of Class A Common Stock, and restricted stock units for Class A Common Stock. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Class A Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Except as noted above, the Reporting Person has no current plans or proposals which relate to, or would result in, any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D. In the Reporting Person’s roles as President and Chief Executive Officer and a member of the Board of Directors of the Issuer, the Reporting Person has the ability directly or indirectly to influence the management and policies of the Issuer.

The information set forth in Items 5 and 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)	As of May 17, 2017, the Reporting Person beneficially owned 799,983 shares of the Class A Common Stock, consisting of 562,556 restricted shares of Class A Common Stock which are subject to vesting, 177,836 shares of Class A Common Stock which the Reporting Person may acquire upon the exercise of vested stock options as of or within 60 days of May 17, 2017 and 59,591 unrestricted shares of Class A Common Stock. As of such date, the 799,983 shares of Class A Common Stock beneficially owned by the Reporting Person represented approximately 7.3% of the shares of Class A Common Stock.2/

(b)	As of May 17, 2017, the Reporting Person has:

(i)	sole power to vote or direct the vote of 799,983 shares of Class A Common Stock;

(ii)	shared power to vote or direct the vote of -0- shares of Class A Common Stock;

(iii)	sole power to dispose or direct the disposition of 237,427 shares of Class A Common Stock 3/; and

(iv)	shared power to dispose or direct the disposition of -0- shares of Class A Common Stock.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), is entitled to ten votes per share. As of May 17, 2017, 70,000,000 shares of the Class B Common Stock were issued and outstanding, all of which were beneficially

2/	Based on 10,850,137 shares of Class A Common Stock outstanding as of April 24, 2017, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A for the Issuer’s 2017 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 12, 2017.
3/	As of May 17, 2017, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the restricted shares of Class A Common Stock beneficially owned by the Reporting Person. Of the 799,983 shares of Class A Common Stock beneficially owned by the Reporting Person as of such date, 562,556 are restricted shares of Class A Common Stock over which the Reporting Person will not have investment power until the vesting thereof, as reported in Item 6.

owned by Dell Technologies Inc. through an indirect wholly-owned subsidiary. As of such date, the Reporting Person has voting power over shares of Class A Common Stock representing approximately 0.11% of the combined voting power of both classes of common stock of the Issuer.

(c)	Except as described in Item 4 with respect to the 22,854 shares of Class A Common Stock delivered by the Reporting Person to the Issuer on April 25, 2017 in satisfaction of tax withholding obligations related to the vesting of awards of restricted shares under the 2016 Plan, there have been no transactions in shares of Class A Common Stock by the Reporting Person during the past 60 days. The delivery of such 22,854 shares of Class A Common Stock to the Issuer was executed at a price of $9.00 per share of Class A Common Stock.

(d)	Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock reported herein as beneficially owned.

(e)	Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer.

SecureWorks Corp. 2016 Long-Term Incentive Plan

All of the shares of Class A Common Stock beneficially owned by the Reporting Person were acquired by the Reporting Person pursuant to grants of compensatory equity incentive awards under the 2016 Plan. The Issuer’s Board and sole stockholder approved and adopted the 2016 Plan before the closing of the Issuer’s initial public offering in April 2016. As described in Item 4, the Board has granted to the Reporting Person awards under the 2016 Plan consisting of the items below.

•	Grants of (a) time-based restricted shares of Class A Common Stock and (b) options to purchase Class A Common Stock at an exercise price per share equal to the Issuer’s initial public offering price of $14.00 per share, made on April 21 and 22, 2016, respectively, in connection with the Issuer’s initial public offering. Each of these awards vests ratably over a five-year period contingent upon the Reporting Person continuing in service with the Issuer or its affiliates on each vesting date. The first stock option vesting event occurred on April 21, 2017 and the first restricted stock vesting event occurred on April 22, 2017.

•	Grants of (a) time-based restricted shares of Class A Common Stock and (b) performance-based restricted shares of Class A Common Stock, made on March 7, 2017 in accordance with the Issuer’s compensation policy with respect to its executive officers. Each of the time-based awards vests ratably over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its affiliates on each vesting date, with the first vesting date to occur on March 7, 2018. Each of the performance-based awards will be earned upon the achievement of performance goals specified in the applicable award agreement at the time of grant and thereafter will vest over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its affiliates on each vesting date, with the first vesting date to occur on a Board certification date which will be no later than 75 days following February 2, 2018, and with subsequent vesting events to occur on March 7, 2019 and March 7, 2020.

Award Agreements Under SecureWorks Corp. 2016 Long-Term Incentive Plan

The awards to the Reporting Person of (a) time-based restricted shares of Class A Common Stock were made pursuant to the Issuer’s Restricted Stock Agreement for executives under the 2016 Plan, (b) performance-based restricted shares of Class A Common Stock were made pursuant to the Issuer’s Performance-Based Restricted Stock Agreement for Executives under the 2016 Plan and (c) options to purchase shares of Class A Common Stock were made pursuant to the Issuer’s Nonqualified Stock Option Agreement for executives under the 2016 Plan.

Under the 2016 Plan, the Board has authority to issue awards with award agreement provisions that accelerate vesting and exercisability upon a change in control of the Issuer and other events, and to amend existing awards to provide for such acceleration. In accordance with this authority, the vesting of the Reporting Person’s equity awards will be accelerated pursuant to the terms of the Reporting Person’s applicable award agreement upon an “involuntary termination” of employment (as defined below) within 12 months following a change in control of the Issuer, as defined for purposes of the 2016 Plan.

Under the 2016 Plan, “change in control” is generally defined as any of the following events: (a) a transaction in which any person, entity or group (other than specified persons and entities, including, but not limited to, Dell Technologies Inc. and Michael S. Dell) becomes the beneficial owner of more than 50% of the total voting power of the Issuer’s common stock; (b) the members of the Board as of April 28, 2016 (together with any new directors nominated by at least a majority of such members or other members nominated in accordance with this provision) cease to constitute a majority of the members of the Board; (c) the Issuer undertakes a merger or consolidation in which the holders of the Issuer’s capital stock immediately before the merger or consolidation do not own in the aggregate at least a majority of the voting power of the voting capital stock of the surviving entity; (d) a sale or transfer of substantially all of the assets of the Issuer and its subsidiaries; or (e) a liquidation, winding up or dissolution of the Issuer.

Under the terms of each of the Restricted Stock Agreement for executives, the Performance-Based Restricted Stock Agreement for executives and the Nonqualified Stock Option Agreement for executives between the Issuer and the Reporting Person, “involuntary termination” is defined generally as a termination of employment by reason of (a) the involuntary dismissal of the Reporting Person by the Issuer for reasons other than “cause” (as defined below) or (b) the voluntary resignation of the Reporting Person following the occurrence, without consent, of specified events, including a material reduction in compensation or benefits, a demotion of more than one job grade, or a significant relocation of the Reporting Person’s principal work location.

Under the terms of such award agreements, “cause” is defined generally as (a) a violation of confidentiality obligations, (b) acts resulting in being charged with specified types of criminal offenses, (c) conduct that constitutes poor performance, gross neglect, insubordination, willful misconduct or a breach of certain responsibilities to the Issuer or (d) a determination that the Reporting Person violated laws relating to the workplace.

The foregoing descriptions of the 2016 Plan, the Restricted Stock Agreement for executives, the Performance-Based Restricted Stock Agreement for executives and the Nonqualified Stock Option Agreement for executives are qualified in their entirety by reference to the complete text of the 2016 Plan and the forms of such agreements, copies of which are filed as exhibits hereto.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

The information set forth in Items 4, 5 and 7 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2016) (Registration No. 333-210866).

Exhibit 2 – Form of Nonqualified Stock Option Agreement for executives under SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 17, 2015 (the “Form S-1”)) (Registration No. 333-208596).

Exhibit 3 – Form of Restricted Stock Agreement for executives under SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 to the Form S-1) (Registration No. 333-208596).

Exhibit 4 – Form of Performance-Based Restricted Stock Agreement for executives under the SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 10, 2017) (Commission File No. 001-37748).

Exhibit 5 – Limited Power of Attorney for Section 13 Reporting Obligations.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2017

MICHAEL R. COTE

By:	/s/ George B. Hanna
Name:	George B. Hanna
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2016) (Registration No. 333-210866).

2	Form of Nonqualified Stock Option Agreement for executives under SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 17, 2015 (the “Form S-1”)) (Registration No. 333-208596).

3	Form of Restricted Stock Agreement for executives under SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 to the Form S-1) (Registration No. 333-208596).

4	Form of Performance-Based Restricted Stock Agreement for executives under the SecureWorks Corp. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 10, 2017) (Commission File No. 001-37748).

5	Limited Power of Attorney for Section 13 Reporting Obligations.